UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
United States Natural Gas Fund LP
(Name of Issuer)
Common Shares of Beneficial Interest
(Title of Class of Securities)
912318201
(CUSIP Number)
December 12, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]Rule 13d-1(b)

[X]Rule 13d-1(c)

[_]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
912318201

1
Names of Reporting Persons

Antipodes Partners Limited
2
Check the appropriate box if a member of a Group (see instructions)

(a)  [ ]
(b)  [ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Australia
Number of
Shares
Beneficially
Owned by Each
Reporting Person
With:

5
  Sole Voting Power


  0

6
  Shared Voting Power


  3,038,841

7
  Sole Dispositive Power


  0

8
  Shared Dispositive Power


  3,038,841
9
Aggregate Amount Beneficially Owned by Each Reporting Person

3,038,841
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

4.7%
12
Type of Reporting Person (See Instructions)

FI



Item 1.
(a)	Name of Issuer:
United States Natural Gas Fund LP
(b)	Address of Issuer?s Principal Executive Offices:
1999 Harrison Street, Suite 1530
Oakland California 94612
Item 2.
(a)	Name of Person Filing:
Antipodes Partners Limited
(b)	Address of Principal Business Office or, if None, Residence:
Level 35, 60 Margaret Street, Sydney NSW 2000 Australia
(c)	Citizenship:
Australia
(d)	Title and Class of Securities:
Common shares of beneficial interest
(e)	CUSIP No.:
912318201
Item 3. 	If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:
(a)[_]Broker or dealer registered under Section 15 of the Act;
(b)[_]Bank as defined in Section 3(a)(6) of the Act;
(c)[_]Insurance company as defined in Section 3(a)(19) of the Act;
(d)[_]Investment company registered under Section 8 of the
Investment Company Act of 1940;
(e)[_]An investment adviser in accordance with
Rule 13d-1(b)(1)(ii)(E);
(f)[_]An employee benefit plan or endowment fund in
accordance with Rule 13d-1(b)(1)(ii)(F);
(g)[_]A parent holding company or control person in
accordance with Rule 13d-1(b)(1)(ii)(G);
(h)[_]A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance
Act (12 U.S.C. 1813);
(i)[_]A church plan that is excluded from the definition of
an investment company under section
3(c)(14) of the Investment Company Act of 1940;
(j)[_]A non-U.S. institution in accordance with
Rule 240.13d-1(b)(1)(ii)(J);
(k)[_]Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution
in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:
3,038,841
 (b)	Percent of Class:
    4.7%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:
		0
	(ii)	Shared power to vote or to direct the vote:
		3,038,841
(iii)	Sole power to dispose or to direct the disposition of:
		0
(iv)	Shared power to dispose or to direct the disposition of:
3,038,841
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has
ceased to be the beneficial owner of more than five percent of the class of securities,
check the following [X].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
	N/A
Item 7.	Identification and classification of the subsidiary which
acquired the security being reported
on by the parent holding company or control person.
	N/A
Item 8.	Identification and classification of members of the group.
	N/A
Item 9.	Notice of Dissolution of Group.
	N/A
Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set
forth in this statement is true, complete and correct.
Dated: December 15, 2016
/s/ Jacob Mitchell
Jacob Mitchell/Director
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized
representative.  If the statement is signed on behalf of a person by his authorized representative
(other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.
The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).
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